SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED
2009 JUL 13 A 8:21

09046529

10 July 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 9 July 2009 which we released to The Stock Exchange of Hong Kong Limited on 9 July 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

Encl

7/13

E:\elaine\S'La Mongolia\SH Loan 2009\ltr to SEC.doc

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTION

The Directors announce that on 7 July 2009, Lion Strength, a wholly-owned subsidiary of the Company, entered into a loan facility agreement with S'La Mongolia whereby Lion Strength agreed to provide a loan facility of up to US$11,505,600 to S'La Mongolia. S'La Mongolia is 51% owned by Lion Strength and the amount of this loan facility is proportionate to Lion Strength's shareholding in S'La Mongolia. This loan facility will replace the loan facility for up to US$10,536,000 (subsequently reduced to US$8,955,600) granted by Lion Strength to S'La Mongolia in 2006 which has expired in April 2009. Save for the maturity date and amount, all main terms and conditions of this new loan facility are the same as the one granted in 2006.

The entering into of the Loan Facility Agreement constituted a connected transaction for the Company under Rule 14A.13(2)(a)(i) of the Listing Rules. Since the relevant percentage ratios (other than profits ratio) are less than 2.5% but exceed 0.1%, the transaction contemplated under the Loan Facility Agreement is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules. Details of the transaction will be included in the next published annual report and accounts of the Company in accordance with the Listing Rules.

The Directors announce that on 7 July 2009, Lion Strength, a wholly-owned subsidiary of the Company, entered into the Loan Facility Agreement with S'La Mongolia providing a loan facility of up to US$11,505,600 to S'La Mongolia. S'La Mongolia is 51% owned by Lion Strength and the amount of the Loan Facility is proportionate to Lion Strength's shareholding in S'La Mongolia. The Loan Facility will replace the shareholders' loan facility for up to US$10,536,000 (subsequently reduced to US$8,955,600) granted by Lion Strength to S'La Mongolia in 2006 which has expired in April 2009. Save for the maturity date and amount, all main terms and conditions of the Loan Facility are the same as the one granted in 2006. The main terms of the Loan Facility Agreement are as follows:

Date	:	7 July 2009
Parties	:	(i) Lion Strength (as lender) (ii) S'La Mongolia (as borrower)
Facility Amount	:	Up to US$11,505,600

Interest rate	:	six-month LIBOR rate for US$ plus 1% per annum
Maturity Date	:	20 April 2012

The interest rate is the same as the rate charged under the loan facility granted by Lion Strength to S'La Mongolia in 2006.

As disclosed in the Company's announcement dated 20 April 2006, the Loan Facility will continue to be used by S'La Mongolia to finance the cash flow requirement in connection with the office development project in Ulaanbaatar, Mongolia. The amount of the Loan Facility, together with the shareholder's loan advanced by MCS to S'La Mongolia, is determined taking into account the working capital requirements of the aforesaid office development project.

LISTING RULES IMPLICATION

A fellow subsidiary of MCS is a substantial shareholder of a subsidiary of the Company. Hence MCS is an associate, and thus a connected person of the Company. As S'La Mongolia is owned as to more than 30% by MCS, S'La Mongolia is an associate of MCS, and thus also a connected person of the Company. Accordingly, the transaction contemplated under the Loan Facility Agreement constitutes a connected transaction of the Company under Rule 14A.13(2)(a)(i) of the Listing Rules. Since the relevant percentage ratios (other than profits ratio) are less than 2.5% but exceed 0.1%, the transaction contemplated under the Loan Facility Agreement is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules. Details of the transaction will be included in the next published annual report and accounts of the Company in accordance with the Listing Rules.

INFORMATION ON THE GROUP AND S'LA MONGOLIA

The Group is principally engaged in, the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The principal activity of Lion Strength is investment holding. The principal activity of S'La Mongolia is investing in a wholly-owned project company which constructs, develops, owns and manages an office development in Ulaanbaatar, Mongolia.

The Directors, including the independent non-executive Directors, are of the view that the terms of the Loan Facility Agreement are on normal commercial terms, fair and reasonable, and the entering into of the Loan Facility Agreement is in the interests of the Company and its shareholders as a whole.

DEFINITIONS

"associate"	has the meaning ascribed to it under the Listing Rules;
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited;

"connected person"	has the meaning ascribed to it under the Listing Rules;
"Directors"	directors of the Company;
"Group"	the Company and its subsidiaries;
"Lion Strength"	Lion Strength Limited, a company incorporated in the British Virgin Islands and is a wholly-owned subsidiary of the Company;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Loan Facility"	the loan facility of up to US$11,505,600 granted by Lion Strength pursuant to the Loan Facility Agreement;
"Loan Facility Agreement"	the amended and restated loan agreement dated 7 July 2009 entered into between Lion Strength and S'La Mongolia pursuant to which Lion Strength agrees to provide the Loan Facility to S'La Mongolia;
"MCS"	MCS Tower LLC, a company incorporated under the laws of Mongolia and owns 49% of the issued shares of S'La Mongolia;
"percentage ratios"	has the meaning ascribed to it under the Listing Rules;
"S'La Mongolia"	Shangri-La Mongolia Limited, a company incorporated in the British Virgin Islands and is owned as to 51% by Lion Strength and 49% by MCS;
"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 9 July 2009

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Lui Man Shing and Mr. Madhu Rama Chandra Rao as Executive Directors; Mr. Ho Kian Guan, Mr. Kuok Khoon Loong, Edward, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*